VIA EDGAR and FACSIMILE (202-772-9218)

June 16, 2008

Peggy Fisher Assistant Director Division of Corporation Finance Securities and Exchange Commission 100 F. Street, N.E. Washington, DC 20549-6010

Re:	Hong Kong Highpower Technology, Inc.
Registration Statement on Form S-1
File No. 333-147355

Dear Ms. Fisher:

WestPark Capital, Inc. respectfully joins the request of Hong Kong Highpower Technology, Inc. (the “Company”), that the Commission accelerate the effective date of the Company’s Registration Statement on Form S-1, File No. 333-147355, as amended, to 4:30 p.m. Eastern Standard Time on June 18, 2008 or as soon thereafter as practicable.

If requested, we will provide the Commission details in a supplemental letter of the distribution of the preliminary prospectus dated June 4, 2008.

WESTPARK CAPITAL INC.
As Representative

/s/ Richard Rappaport
By: Richard Rappaport

1900 Avenue of the Stars, Suite 310, Los Angeles, CA 90067 • Ph (310) 843-9300 • Fax (310) 843-9304